December 15, 2008

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Deltek, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007, filed March 31, 2008

Definitive Proxy Statement on Schedule 14A, filed April 3, 2008

Form 10-Q for the Nine Months Ended September 30, 2008, filed Nov. 14, 2008

File No. 001-33772

Dear Ms. Collins:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated November 21, 2008, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, the Company has repeated each comment in its entirety in the original numbered sequence. All references to page numbers are to page numbers in the Form 10-K for the Fiscal Year Ended December 31, 2007, filed March 31, 2008 (the “Form 10-K”), the Definitive Proxy Statement on Schedule 14A, filed April 3, 2008 (the “Proxy Statement”), or the Form 10-Q for the Nine Months Ended September 30, 2008, filed November 14, 2008 (the “Form 10-Q”).

Form 10-K for the Year Ended December 31, 2007

General

1.

You state on page 15 that “(you) currently have customers in approximately 60 countries, including…the Middle East, and (you) intend to expand (y)our international markets.” However, in the Form 10-K, you do not identify the specific countries in the Middle East where you have customers and where you intend to expand your markets. The Middle East is generally understood to include Iran, Sudan and Syria, countries identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current,

Ms. Kathleen Collins

December 15, 2008

and anticipated business contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

The Company confirms that it has not conducted, and does not currently conduct, any business in Iran, Syria or Sudan. Furthermore, the Company has no intention to conduct business, directly or indirectly, in Iran, Syria or Sudan, or to engage in any business contacts in furtherance or anticipation of such business.

The Company is aware of its obligation to comply with U.S. laws and regulations establishing economic sanctions and export controls with respect to Iran, Syria and Sudan. As a protective measure, the Company includes the following language in its software license agreements:

“The Software, including technical data relating thereto, is subject to U.S. export controls laws, including the U.S. International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations (EAR) and associated regulations, and may be subject to export or import regulations in other countries. Licensee shall strictly comply with all applicable export laws and regulations and, in addition to other restrictions in this Agreement, Licensee agrees that it will not export, re-export or import the Software, except in accordance with all applicable laws and regulations of the US and any other countries and only if permitted under the License terms.”

In addition, the Company has reviewed its customer lists and conducted inquiries of key members of its Management Team (including the Executive Vice President, Worldwide Sales and the Managing Director responsible for sales in Europe, the Middle East and Asia) and its Legal Team to ensure that no business is conducted with Iran, Syria or Sudan.

Ms. Kathleen Collins

December 15, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

2.	Management’s Discussion and Analysis should provide an analysis of known material trends, explaining the underlying reasons for such trends, if known, so that readers can see the business through the eyes of management and ascertain the likelihood that past performance is indicative of future performance. In this regard, we note that your software license fee revenues increased by $12.1 million from fiscal 2006 to fiscal 2007, and by $29.1 million from fiscal 2005 to fiscal 2006. We further note that you have quantified the increases in license revenues attributable to certain of your products. Please tell us what consideration you gave to describing any known material trends driving the increases in software license fee revenues for the covered periods as well as the underlying reasons for any such trends, if known. If you attribute the increases in revenues primarily to increased demand for your products, tell us what consideration you gave to quantifying in your filing the increase in your installed base of customers and/or the increase in volume of your license sales, as applicable. Please see Section 111.B.4 of SEC Release No 33-8350.

Response:

The Company notes the Staff’s comment and confirms that its future filings will include further disclosure regarding any known material trends driving changes in software license fee revenues for covered periods as well as the underlying reasons for any such trends, if known.

With regard to the Company’s Form 10-K, the Company believes that it has provided appropriate disclosure regarding the material factors contributing to the increase in software license fee revenue. The Company respectfully refers the Staff to the disclosure in Management’s Discussion and Analysis under the subheadings “Company Overview” and “History.” In those sections, the Company discusses the following factors underlying the growth in software license fee revenue from 2005 to 2007:

•	The Company’s position as a market leader;

•	The Company’s large installed base of customers;

•	The Company’s investment in product development, marketing and sales;

Ms. Kathleen Collins

December 15, 2008

•

The Company’s ability to attract new customers and sell additional products to existing customers, including by converting existing customers from legacy Deltek applications to newer Deltek applications; and

•	The acquisition of companies to complement product offerings, obtain important new customer segments and create cross-selling opportunities.

In the “Company Overview” discussion on page 33 of the Form 10-K, the Company indicates that it has a “leading position as a provider of enterprise applications software and related services designed specifically for project-focused organizations” and “over 12,000 customers worldwide that [span] numerous project-focused industries and [range] in size from small organizations to large enterprises.” Both of these factors are important in increasing software license revenue, since the Company has very strong brand recognition and a large, referencable client base.

In addition, in the “Company Overview” discussion on page 34 of the Form 10-K, the Company states that the additional investments in product development, sales and marketing since 2005 “have been instrumental in further improving [the Company’s] competitive position and driving [its] recent revenue growth.”

The Company also indicates in the “Company Overview” discussion on page 33 of the Form 10-K that the Company’s continued growth depends on the Company’s ability to generate license revenues from new and existing customers. License revenues from existing customers are driven by the sale of add-on licenses to existing customers, as well as the conversion of existing customers from legacy Deltek products to newer, feature-rich Deltek applications.

In the “History” discussion on page 35 of the Form 10-K, the Company notes that the acquisition of Wind2 in October 2005, Welcom in March 2006 and CSSI in July 2006 enabled the Company to expand its presence (i) in the architectural and engineering market by adding small and medium-sized firms to the Company’s existing customer base, (ii) among a number of multinational aerospace, defense and government clients, and (iii) in the market for earned value management solutions. These acquisitions enabled the Company to complement its product offerings with additional product offerings and obtain important new customer segments. The acquisitions also created important cross-selling opportunities.

While the Company believes that it has provided investors with management’s view of the material factors underlying the growth in the Company’s software license fee revenues from 2005 to 2006 and from 2006 to 2007, the Company confirms that it will include further disclosure in future filings regarding any known material trends driving changes in software license fee revenues.

Ms. Kathleen Collins

December 15, 2008

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page F-28

3.	We note from your disclosure that the $1.1 million valuation allowance for deferred tax assets primarily relates to losses incurred in foreign jurisdictions. However, you also indicate that the Company had $4.0 million in net operating losses (“NOLs”) which can be carried forward indefinitely under current local tax laws. Considering the foreign NOLs do not appear to have an expiration date, tell us how the Company determined that it was more likely than not that a portion of the related deferred tax assets will not be realized. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. In your response, please reference how you considered the guidance of paragraphs 20 to 25 and 103 of SFAS 109.

Response:

The Company notes the Staff’s comment and confirms that it made its determination of the $1.1 million valuation allowance for deferred tax assets relating to foreign net operating losses (“NOLs”) based on the application of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). The valuation allowance reduced the UK subsidiary’s deferred tax assets to zero.

In making its determination, the Company considered all available evidence, both positive and negative, and concluded that a valuation allowance was required because, based on the weight of the available evidence, it was more likely than not that all of the deferred tax assets relating to the NOLs would not be realized. In accordance with SFAS 109, the Company reviewed historical information for its UK operations and supplemented this information with currently available information about the expected performance of its UK subsidiary in the current year.

In particular, the Company considered the following “negative evidence” as described under paragraph 21 of SFAS 109 in evaluating whether a valuation allowance was appropriate:

Ms. Kathleen Collins

December 15, 2008

•	The historical results of the UK subsidiary

The Company’s UK subsidiary had net operating losses in 2005, 2006 and 2007. The cumulative net operating losses of the UK subsidiary were approximately $2 million through December 31, 2006. In 2007, the UK subsidiary generated an additional net operating loss of approximately $2 million, resulting in total cumulative net operating losses of approximately $4 million through December 31, 2007. As noted in paragraph 103 of SFAS 109, a cumulative net operating loss in recent years is a significant factor in determining whether a valuation allowance is required.

•	The expected performance of the UK subsidiary in the current year

At the time of filing the Form 10-K, the Company was projecting a net operating loss in 2008 for its UK subsidiary. As noted in paragraph 21 of SFAS 109, the future realization of a tax carry forward depends on the existence of sufficient taxable income against which the net operating loss could be applied.

•	Whether potential changes to income based on differences between taxable income and reportable income under GAAP would allow for utilization of NOLs

The future reversals of existing taxable temporary differences between taxable income and reportable income under GAAP were insignificant and would not produce sufficient taxable income that would allow for the utilization of the NOLs.

•	Whether the NOLs could be carried back to a prior period

Since the UK subsidiary had cumulative net operating losses, there was no opportunity to carry back the NOLs to prior periods.

•	Whether tax planning strategies would provide for the utilization of NOLs

At the time of the filing of the 2007 Form 10-K, while the Company had appropriately considered the UK losses and whether it was prudent to initiate tax planning strategies around them, the Company had not initiated or conducted any tax planning strategies by appropriate tax professionals that were economically feasible and prudent and that if implemented would have withstood scrutiny by taxing authorities and would have provided positive evidence to support the utilization of the NOLs.

In evaluating whether a valuation allowance was appropriate, the Company also gave consideration to the positive factor that, under UK tax law, net operating loss carry forwards

Ms. Kathleen Collins

December 15, 2008

generally do not expire. If the UK subsidiary had been profitable in prior periods or were forecasted to generate future taxable income, the Company would have given more weight to this factor.

In accordance with paragraph 25 of SFAS 109, the Company considered the relative impact of these negative and positive factors and gave consideration to the fact that such evidence should be objectively verifiable. It was also noted that the more negative evidence that exists, the more difficult it is to support a conclusion that a valuation allowance is not needed. The Company concluded that the history of the cumulative net operating losses and the projected net operating loss by the UK subsidiary in 2008 outweighed the fact that the NOLs may generally be carried forward indefinitely. At the time of the filing of the Form 10-K, the Company concluded that at December 31, 2007, based on the weight of the available evidence, it was more likely than not that all of the deferred tax assets relating to the NOLs would not be realized and that a valuation allowance was required.

4.	Additionally, we note from your disclosure in Note 9 of your September 30, 2008 Form 10-Q that the Company reduced the valuation allowance by $1.5 million related to prior years’ tax returns for higher research and development tax credits, and certain tax deductions and adjustments, which mainly related to changes in geographic distribution of income and a change in transfer pricing agreements. Please explain how these adjustments relate to the valuation allowance previously recorded for foreign net operating losses. For example, did the changes result in future forecasted income before taxes for foreign jurisdictions (i.e. it was a change in your tax planning strategy)? In addition, please explain why the Company determined Q3’08 was the appropriate quarter to release the allowance given that the Company indicates these changes occurred prior to the filing of the 2007 tax return. In your response, please explain the nature of how your transfer pricing agreements changed and when those changes were entered into them.

Response:

The Company notes the Staff’s comment and confirms that it released approximately $1.4 million of the valuation allowance on deferred tax assets during the third quarter of 2008. This release consisted of the $1.1 million valuation allowance relating to the foreign NOLs discussed in the response to Comment 3 and approximately $0.3 million relating to other deferred tax assets associated with the Company’s UK subsidiary. In accordance with paragraph 30 of SFAS 109, the Company applied approximately $0.8 million of the tax benefits from the

Ms. Kathleen Collins

December 15, 2008

release of the valuation allowance to reduce goodwill relating to the prior acquisition of the UK subsidiary, and recorded the remaining $0.6 million as a reduction to income tax expense for the current period.

The valuation allowance was released during the third quarter of 2008 because of changes in the geographic distribution of the Company’s income, primarily driven by a material change in its transfer pricing policies between the US entity and its foreign subsidiaries (principally, the UK subsidiary). In the third quarter of 2008, the Company initiated and completed a study of historical intercompany transactions and evaluated alternative transfer pricing methods. The Company conducted this study because of the increased costs and investments incurred by the UK subsidiary in connection with the Company’s strategy of expanding internationally, which increased the operating losses of the UK subsidiary. The Company made these changes in connection with the timely filing of the Company’s 2007 US tax return in September 2008.

As a result of the transfer pricing review completed in the third quarter of 2008, the Company concluded that the Transactional Net Margin Method / Comparable Profits Method (“TNMM/CPM”) was now the most appropriate method for the UK subsidiary for structuring intercompany transactions for tax purposes based on the scope and nature of the UK operations. Under the TNMM/CPM method, the Company bears the entrepreneurial risk and incurs the costs associated with the marketing and sale of software by its non-US affiliates and the foreign affiliate invoices the Company for services provided by the affiliate on a “cost plus” basis. Under the royalty method, the UK subsidiary paid a royalty to the Company for the sale of the Company’s software and related services and bore the entrepreneurial risk and the costs associated with marketing and selling the software and related services. As indicated above, the intercompany agreements supporting this new transfer pricing study were implemented in the third quarter of 2008. The Company believes that at that time the evidence became objectively verifiable.

As a result of these changes, the Company reduced the NOLs generated by the UK subsidiary by $2.7 million. In addition, based on the change in transfer pricing methods, the Company’s revised projections indicated that the UK operations would generate a net operating profit of approximately $0.8 million in 2008. The Company anticipates that under the new transfer pricing policies the UK subsidiary will remain profitable in future years and will generate sufficient taxable income to fully realize the tax benefit of the remaining NOLs. Because of the revision of its transfer pricing policies (and the related impact to taxable net income), the Company changed its previous conclusion and determined under SFAS 109, as of September 30, 2008, that it was more likely than not that the benefits of the NOLs and other deferred tax assets would be realized. The Company therefore released the entire $1.4 million valuation allowance for deferred tax assets in the third quarter of 2008.

Ms. Kathleen Collins

December 15, 2008

Definitive Proxy Statement on Schedule 14A, filed April 3, 2008

Corporate Governance

Compensation Committee Interlocks and Insider Participation, page 15

5.	Under this heading, you should identify each person who served as a member of the compensation committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K. Please confirm that you will provide this disclosure in future filings.

Response:

The Company notes the Staff’s comment and confirms that it will provide in future filings the specific disclosure referenced by the Staff under the subheading “Compensation Committee Interlocks and Insider Participation.”

With respect to the Proxy Statement, the Company respectfully refers the Staff to the disclosure on page 14 of the Proxy Statement under the general heading entitled “Compensation Committee,” where the Company identifies the three members of its Compensation Committee. During the last completed fiscal year, no other person served as a member of the Company’s Compensation Committee.

Executive and Director Compensation

Compensation Discussion and Analysis, page 16

6.	With respect to the engagement of compensation consultants, please confirm that you will provide the full disclosure called for by Item 407(e)(3)(iii) of Regulation S-K in future filings. In particular, we note that you do not appear to have provided in your proxy statement a discussion of the material elements of the instructions or directions the compensation committee gave to Frederic Cook regarding the performance of its duties under the engagement. Please also ensure that you provide a complete description of the nature and scope of the assignments of the consultant.

Ms. Kathleen Collins

December 15, 2008

Response:

The Company notes the Staff’s comment and confirms that it will continue to provide disclosure in future filings that comply with the requirements of Item 407(e)(3)(iii) of Regulation S-K, including, to the extent applicable, instructions or directions the Compensation Committee gives to the compensation consultant regarding the performance of its duties and the nature and scope of any consultant’s assignments.

The Company respectfully refers the Staff to the disclosure under “Compensation Discussion and Analysis – 2007 Executive Compensation” on page 16 of the Proxy Statement, which states that Frederic Cook was instructed to assist the Compensation Committee in the evaluation of the Company’s executive compensation program. In addition, the disclosure on page 22 of the Proxy Statement under “Compensation Discussion and Analysis – Additional Compensation Actions Taken in 2007” indicates that Frederic Cook was asked to review and comment on a “detailed examination of [the Company’s] executive compensation compared to a peer group as well as surveys that cover the high-technology software industry.”

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 10

7.	We note that the adoption of SFAS 157 on January 1, 2008 did not have an impact on the Company’s financial statements. We also note that your cash equivalents balance primarily includes funds held in money-market accounts. If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your money-market investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument. In your response, please provide us with the balance of your money-market funds for each period presented in your December 31, 2007 Form 10-K and your Forms 10-Q for fiscal 2008.

Response:

The Company notes the Staff’s comment and confirms that future filings will include any expanded disclosure required by SFAS No. 157, Fair Value Measurements (“SFAS 157”), and relating to the composition of the Company’s cash and cash equivalents by type and by amount.

Ms. Kathleen Collins

December 15, 2008

The Company has evaluated and concluded that, for each reporting period, all of its money market fund investments qualify as cash and cash equivalents under paragraph 8 of SFAS 95 since (i) they are readily convertible into cash and (ii) they have short maturity terms that present an insignificant risk of change in value. Furthermore, all of the money market fund investments have original maturities of three months or less and there are no withdrawal restrictions on the fund investments.

As the money market fund investments qualify as cash and cash equivalents, the adoption of SFAS 157 was deemed to have no effect on the accounting for the money market fund investments. The money market fund investments have historically, and are currently, reported at fair value based on market quotes (net asset value of $1 per share based on its quoted market price).

During 2007 and 2006, the Company invested in money market funds that invested in high-quality, AAA-rated money market instruments issued by corporations and the U.S. Government. In September 2008, the Company transferred its cash equivalent investments to a money market fund that invests exclusively in (i) bills, notes and bonds issued by the U.S. Treasury, (ii) U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, and (iii) U.S. Government guaranteed securities. This fund also has an AAA Standard & Poor’s Rating. The Standard & Poor’s Rating signifies that the “fund’s safety is excellent and that it has a superior capacity to maintain a $1.00 net asset value per share.”

The balance of the Company’s money market fund investments (in thousands) were as follows:

	December 31, 2006	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
Cash	$4,284	$2,344	$3,183	$2,384	$799
Money Market Fund Investments	2,383	14,747	32,181	$30,475	$27,361

Total Cash and Cash Equivalents	$6,667	$17,091	$35,364	$32,859	$28,160

8.	In addition, tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regards to your investments in mutual funds. In this regard, considering the recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how the Company considered such limitations in accounting for these investments as cash and cash equivalents.

Ms. Kathleen Collins

December 15, 2008

Response:

Paragraph 15A of SFAS 107 addresses disclosures about concentrations of credit risk for financial instruments. As indicated in the Company’s response to Comment 7, the Company’s cash equivalents are invested in a money market fund that invests exclusively in AAA-rated (i) bills, notes and bonds issued by the U.S. Treasury, (ii) U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, and (iii) U.S. Government guaranteed securities. As a result, the risk of non-performance of the money market fund is very low. The money market fund has not experienced a decline in value and its net asset value has historically not dropped below $1.00.

As disclosed in Item 3, “Quantitative and Qualitative Disclosures About Market Risk,” the Company’s money market fund investments have no withdrawal restrictions and no imposed limits on redemption.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 21

Ms. Kathleen Collins

December 15, 2008

9.	The overview of Management’s Discussion and Analysis should briefly describe material opportunities, challenges, and risks, such as those presented by known material trends, commitments and uncertainties, on which the Company’s executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.A of SEC Release No 33-8350. For example, we note your disclosure in the results of operations discussion on page 23 of the 14% decrease in software license fee revenues for the third quarter of 2008 as compared with the third quarter of 2007, which you attribute primarily to a number of your architecture and engineering customers deferring purchase decisions as their focus turned to the escalating financial crisis in September 2008. Please consider expanding your overview in future filings to provide additional information about the impact of such developments, to the extent material, for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you, as well as any actions being taken to address such challenges. Please tell us what consideration you gave to including a discussion of this type in your Form 10-Q. In addition, please confirm that you will expand your Management’s Discussion and Analysis in future filings to provide such an executive level overview.

Response:

The Company respectfully confirms that it will provide information in the Company Overview section of Management’s Discussion and Analysis in future filings about the material impact of external economic developments and market trends, such as the escalating financial crisis in September 2008, for historical periods covered by a particular report and on a forward-looking basis in light of information known to the Company, as well as any actions being taken to address such trends and challenges.

As the Staff noted, the Company disclosed in the results of operations discussion on page 23 of the Form 10-Q that the decrease in software license fee revenues was attributable primarily to a number of the Company’s architecture and engineering customers deferring purchase decisions as their focus turned to the escalating financial crisis in September 2008. At the time of the filing of the Form 10-Q, the Company was unable to conclude what ongoing impact the September financial crisis and subsequent economic developments would have on the Company’s results of operations in the future and had not taken any material actions to address the September 2008 financial crisis.

Liquidity and Capital Resources, page 29

Ms. Kathleen Collins

December 15, 2008

10.	We note that the Company has payment obligations on its term loan of approximately $96 million and $95 million in the aggregate due in 2009 and 2010, respectively. Tell us what consideration you gave to disclosing the Company’s plans for refinancing or otherwise satisfying these significant obligations, particularly in light of the recent tightening of credit markets. In future filings, if applicable, please expand your liquidity disclosure to provide insight into management’s approach to its desired leverage and the financing options it is considering with respect to significant debt obligations.

Response:

The Company notes the Staff’s comment and confirms that in future filings, as applicable and to the extent material, it will provide additional disclosure regarding the Company’s desired leverage and the financing options it is considering with respect to significant debt obligations.

With regard to the Form 10-Q, the Company notes the Staff’s comment and respectfully refers the Staff to the disclosure on page 29 of the Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Credit Facility,” which indicates that the repayment obligations referred to in the Staff’s comment are due in 2010 and 2011, and not in 2009 and 2010.

Although the repayment obligations under the Credit Agreement do not begin to come due for an additional 21 months, with the final repayment obligation not being due until the second quarter of 2011, the Company considered the recent tightening of credit markets and general downturn in the economy in preparing its disclosure in the Form 10-Q and revised its risk factor disclosure under “Part II – Other Information – Item 1A – Risk Factors” of the Form 10-Q. The revisions included expanding on the risk factor entitled “Our indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.” In particular, the Company stated that:

“Our ability to borrow additional funds or to refinance our revolving credit facility in 2010 and our term loan in 2011 will be dependent on the future state of the U.S. and global financial and credit markets, and any challenges or uncertainty in the financial and credit markets may restrict or delay our ability to access the capital markets.”

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 32

Ms. Kathleen Collins

December 15, 2008

11.	You disclose in your Form 10-Q that while you have made progress towards remediating your identified material weaknesses in internal controls, you have not yet finalized your remediation activities and the testing of the effectiveness of your remediation activities on your disclosure controls and procedures. In future filings, when you refer to remediation of material weaknesses, please provide an estimated timetable for remediation and any associated material costs. In this regard, we note the disclosure on page 14 of your Form 10-K for the year ended December 31, 2007, indicating that you estimated that all of the then-identified material weaknesses would be remediated by the end of the second quarter of 2008, although operational testing was expected to continue thereafter. To the extent your estimated time table for remediation or related testing changes, as it appears to have done since the filing of your Form 10-K, or there are other material developments with respect to your plan of remediation, please provide relevant updated information to investors in your quarterly and annual reports.

Response:

The Company notes the Staff’s comment and respectfully confirms that it will provide updated information in future filings regarding its estimated timetable for the remediation of material weaknesses, if any, the testing of the effectiveness of the Company’s remediation activities and any associated material costs.

Acknowledgement:

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Proxy Statement and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the Proxy Statement and the Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathleen Collins

December 15, 2008

Should you have any questions or comments with respect to this filing, please contact me at (703) 885-9933 or DavidSchwiesow@deltek.com.

Sincerely,

/s/ David R. Schwiesow
David R. Schwiesow
Senior Vice President and General Counsel